444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-11

PolyMet Mining reports results for period ended June 30, 2021

St. Paul, Minn., August 5, 2021 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, has filed its financial results for the three and six months ended June 30, 2021.

During the period, the company secured funding to advance optimization and engineering efforts related to the NorthMet Project and to continue legal defense of its permits.

Of the more than 20 permits issued to build and operate the mine, four permits remain on hold pending active legal or regulatory action. More information on recent court developments can be found on the company's website at www.polymetmining.com/investors/news and in its filings found under the company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively. The company anticipates that ongoing litigation will continue to at least year-end 2021.

On July 15, 2021, the company issued to Glencore an unsecured convertible debenture in the amount of $10.0 million. The debenture is due on the earlier of March 31, 2023, or upon US$100 million of project financing. Interest will accrue on the unsecured debenture at 4% per annum and the principal amount of the debenture is convertible into common shares of the company at a conversion price equal to $3.4550.

Key Balance Sheet Statistics

(in '000 US dollars)

	June 30, 2021	December 31, 2020
Cash	$2,794	$3,554
Working capital [1]	(20,148)	(15,241)
Total assets	463,991	460,714
Total liabilities	101,389	91,075
Shareholders' equity	$362,602	$369,639

1 Deficiency primarily due to the $17.2 million promissory note with Glencore being due December 31, 2021.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended		Six months ended

	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Operations expense	$5,081	$6,582	$8,657	$11,789
Other expenses/(income):
Debt accretion and interest	833	436	1,613	765
Rehabilitation accretion	482	516	961	1,041
Gain on financial asset fair value	(385)	-	(1,197)	(292)
Restricted deposit (gain)/loss	(780)	(1,490)	(1,057)	157
Other income - net	(103)	7	(152)	-

Loss for the period:	5,128	6,051	8,825	13,460
Loss for the period ($/share)	0.05	0.06	0.09	0.13

Cash used in investing activities	$1,427	$2,450	$3,185	$5,003

Weighted average shares outstanding	100,877,320	100,638,316	100,869,996	100,613,296
  Loss for the three months ended June 30, 2021, was $5.1 million compared with $6.0 million for the prior year period. The decreased loss was primarily due to reduced spend on studies and evaluation of the mineral resource.
  Loss for the six months ended June 30, 2021, was $8.8 million compared with $13.5 million for the prior year period. The decreased loss was primarily due to reduced spend on studies and evaluation of the mineral resource, investment gains from restricted deposits, and non-cash gains from fair valuing financial assets.

  Capital expenditures for the three months ended June 30, 2021, was $1.9 million which was consistent with the prior year.

  Capital expenditures for the six months ended June 30, 2021, was $3.6 million compared with $4.8 million for the prior year. The decrease was due to lower capitalized spend following receipt of permits in March 2019 as the company awaits resolution of legal challenges to permits.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.